Exhibit 12.1
AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2016		2015		2014
Fixed Charges:
Interest expense	$255,660		$243,577		$238,378
Capitalized interest	144		—		—
Portion of rent expense representative of interest	638		376		372
Total fixed charges	$256,442		$243,953		$238,750

Earnings:
Income from continuing operations before income taxes	$156,505		$128,243		$111,637
Fixed charges from above	256,442		243,952		238,750
Less capitalized interest from above	(144)		—		—
Amortization of capitalized interest	532		800		800
Earnings (as defined)	$413,335		$372,995		$351,187

Ratio of earnings to fixed charges	1.61	x	1.53	x	1.47	x